Exhibit 12
MERCK SHARP & DOHME CORP. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
($ in millions except ratio data)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Income Before Taxes	$7,952.3	$9,931.7	$3,492.1	$6,341.9	$7,485.7

Add (Subtract):
One-third of rents	65.1	74.8	66.4	67.8	68.2
Interest expense, gross	429.6	251.3	384.3	375.1	385.5
Interest capitalized, net of amortization	26.8	40.9	31.8	29.4	(1.0)
Equity (income) loss from affiliates, net of distributions	(472.1)	(493.7)	(454.3)	(362.5)	(615.9)

Earnings as defined	$8,001.7	$9,805.0	$3,520.3	$6,451.7	$7,322.5

One-third of rents	$65.1	$74.8	$66.4	$67.8	$68.2
Interest expense, gross	429.6	251.3	384.3	375.1	385.5
Preferred stock dividends	160.9	145.0	158.1	166.0	166.7

Fixed Charges	$655.6	$471.1	$608.8	$608.9	$620.4

Ratio of Earnings to Fixed Charges	12	21	6	11	12

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the consolidated financial statements and dividends on preferred stock. Interest expense does not include interest related to uncertain tax positions.